Exhibit (a)(5)(ii)

On May 19, 2020, Dycom Industries, Inc. (the “Company”) issued a press release announcing its financial results for the quarter ended April 25, 2020 (the “Press Release”). A portion of the Press Release (excerpted below) relates to the Company’s offer to purchase any and all of its outstanding 0.75% Convertible Senior Notes due 2021.

On May 5, 2020, the Company announced a tender offer to purchase any and all of its outstanding Notes. The Company expects to fund purchases of the Notes tendered in the tender offer with cash on hand.